Exhibit 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2018 and Declares a Quarterly Dividend
MONACO - July 23, 2018 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three and six months ended June 30, 2018.
The Company also announced today that its Board of Directors has declared a quarterly cash dividend of $0.02 per share on the Company’s common stock.
Results for the Three and Six Months Ended June 30, 2018 and 2017
For the second quarter of 2018, the Company’s GAAP net income was $0.8 million, or $0.01 per diluted share. For the same period in 2017, the Company’s GAAP net loss was $13.4 million, or $0.19 loss per diluted share. Total vessel revenues for the second quarter of 2018 were $60.6 million, compared to $37.7 million for the same period in 2017. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the second quarter of 2018 and 2017 were $28.1 million and $10.8 million, respectively (see Non-GAAP Financial Measures below).
For the six months ended June 30, 2018, the Company’s GAAP net loss was $5.0 million or $0.07 loss per diluted share. For the same period in 2017, the Company’s GAAP net loss was $48.0 million, or $0.67 loss per diluted share. Total vessel revenues for the first half of 2018 were $114.9 million, compared to $72.5 million for the same period in 2017. EBITDA for the six months ended June 30, 2018 and 2017 were $48.4 million and a loss of less than $0.1 million, respectively (see Non-GAAP Financial Measures below).
While the first half of 2018 included no non-GAAP adjustments to net income, the Company’s first half of 2017 net income included a loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. Excluding these items, the Company’s first half of 2017 adjusted net loss was $29.8 million, or $0.41 adjusted loss per diluted share. Adjusted EBITDA for the first half of 2017 was $17.7 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Second Quarter of 2018

•	Our Kamsarmax fleet earned $12,823 per day

•	Our Ultramax fleet earned $11,569 per day

Voyages Fixed thus far for the Third Quarter of 2018

•	Kamsarmax fleet: approximately $13,974 per day for 47% of the days

•	Ultramax fleet: approximately $10,963 per day for 46% of the days
Cash and Cash Equivalents
As of July 20, 2018, the Company had approximately $80.5 million in cash and cash equivalents.
Recent Significant Events
Dividend
In the second quarter of 2018, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On July 23, 2018, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about August 31, 2018, to all shareholders of record as of August 15, 2018. As of July 23, 2018, 75,960,341 shares were outstanding.
Newbuilding Vessel Delivery
On June 28, 2018, the Company took delivery of the SBI Lynx, a Kamsarmax vessel, from Jiangsu Yangzijiang Shipbuilding Co. Ltd.
Debt
$30.0 Million Credit Facility
In June 2018, the Company received a commitment for a loan facility of up to $30.0 million from ING Bank N.V. to refinance two of the Company’s Kamsarmax bulk carriers (SBI Zumba and SBI Parapara). The loan facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This loan facility increases the Company’s liquidity by approximately $8.0 million after repayment of the vessels’ existing debt. The terms and conditions are similar to those set forth in the Company's existing credit facilities and the loan facility is subject to customary conditions precedent and the execution of definitive documentation.

$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, the Company closed a previously announced financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR + 1.97% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is being treated as a financial lease for accounting purposes beginning in the third quarter of 2018, increased the Company’s liquidity by approximately $7.9 million after repayment of the vessel’s existing loan.

$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, the Company closed a previously announced financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company will make payments of $5,400 per day under a five-year bareboat charter agreement with the buyer. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR + 1.73% per annum.

The transaction also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement. This transaction, which is being treated as a financial lease for accounting purposes beginning in the third quarter of 2018, increased the Company’s liquidity by approximately $10.3 million after repayment of the vessel’s existing loan.

Debt Overview

During the second quarter of 2018, the Company drew down the entire $12.8 million available to it under the $12.8 Million Credit Facility, for which the SBI Lynx serves as collateral.

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of June 30, 2018 and July 20, 2018, are as follows (dollars in thousands):

	As of June 30, 2018	As of July 20, 2018
Credit Facility	Amount Outstanding	Amount Outstanding	Amount Committed
Senior Notes	$73,625	$73,625	$0
$409 Million Credit Facility (1)(2)	169,248	158,556	0
$330 Million Credit Facility	235,617	235,617	0
$42 Million Credit Facility (3)	22,354	14,106	0
$67.5 Million Credit Facility	38,456	38,244	0
$12.5 Million Credit Facility	9,792	9,792	0
$27.3 Million Credit Facility	17,825	17,825	0
$85.5 Million Credit Facility	82,236	82,236	0
$38.7 Million Credit Facility	36,900	36,900
$19.6 Million Lease Financing	18,687	18,687	0
$12.8 Million Credit Facility	12,750	12,750	0
$30.0 Million Credit Facility *	0	0	29,975
$19.0 Million Lease Financing - SBI Tango	0	18,910	0
$19.0 Million Lease Financing - SBI Echo	0	18,915	0
Total	$717,490	$736,163	$29,975

(1) $10.7 million repaid upon the drawdown of the $19.0 Million Lease Financing - SBI Echo
(2) $22.0 million to be repaid upon the drawdown of the $30.0 Million Credit Facility
(3) $8.2 million repaid upon the drawdown of the $19.0 Million Lease Financing - SBI Tango
* Reflects the maximum loan amount available on undrawn facility.
The Company’s projected quarterly debt repayments on our bank loans and senior notes and bareboat charter payments on our finance leases through 2019 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Finance Lease	Total
Q3 2018 (1)	33,077	1,150	34,227
Q4 2018	11,829	1,478	13,307
Q1 2019	11,119	1,478	12,597
Q2 2019	11,161	1,478	12,639
Q3 2019 (2)	84,794	1,478	86,272
Q4 2019	12,683	1,478	14,161
Total	$164,663	$8,540	$173,203

(1)	Relates to payments expected to be made from July 21, 2018 to September 30, 2018 including $22.0 million to be repaid upon the drawdown of the $30.0 Million Credit Facility.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity.
Financial Results for the Three Months Ended June 30, 2018 Compared to the Three Months Ended June 30, 2017
For the second quarter of 2018, the Company’s GAAP net income was $0.8 million, or $0.01 per diluted share. For the same period in 2017, the Company’s GAAP net loss was $13.4 million, or $0.19 loss per diluted share. EBITDA for the second quarters of 2018 and 2017 were $28.1 million and $10.8 million, respectively (see Non-GAAP Financial Measures).
Total vessel revenues for the second quarter of 2018 were $60.6 million, an increase of $22.9 million from $37.7 million in the second quarter of 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the second quarter of 2018 was $60.5 million, an increase of $22.9 million from the second quarter of 2017.
Total operating expenses for the second quarter of 2018 were $48.6 million compared to $42.5 million in the second quarter of 2017. The quarter over quarter increase relates to increases in vessel operating expenses and depreciation due to the increase in our fleet size.

Ultramax Operations

	Three Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$39,727	$21,285	$18,442	87
Voyage expenses	56	17	39	229
TCE Revenue	$39,671	$21,268	$18,403	87
Operating expenses:
Vessel operating costs	18,016	12,311	5,705	46
Charterhire expense	921	—	921	NA
Vessel depreciation	9,297	7,437	1,860	25
General and administrative expense	1,073	826	247	30
Total operating expenses	$29,307	$20,574	$8,733	42
Operating income	$10,364	$694	$9,670	1,393
Vessel revenue for our Ultramax Operations increased to $39.7 million for the second quarter of 2018 from $21.3 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $39.7 million for the second quarter of 2018 and was associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $21.3 million for the prior year period, which was associated with a day-weighted average of 28 vessels owned. TCE revenue per day was $11,569 and $8,360 for the second quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended June 30,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$39,671	$21,268	$18,403	87
TCE Revenue / Day	$11,569	$8,360	$3,209	38
Revenue Days	3,429	2,544	885	35
Our Ultramax Operations vessel operating costs were $18.0 million for the second quarter of 2018, including approximately $1.2 million of takeover costs and contingency expenses, and related to 37 vessels owned on average during the period. Vessel operating costs for the prior year period were $12.3 million and related to 28 vessels owned on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the second quarters of 2018 and 2017 were $5,003 and $4,772, respectively. Sequentially, daily operating costs increased from $4,909 in the first quarter of 2018. The increase versus both periods is due primarily to the timing of store purchases as we make purchases in bulk to reduce overall cost.
Charterhire expense for our Ultramax Operations was approximately $0.9 million for the second quarter of 2018, and relates to the vessel we have time chartered-in at $10,125 per day. During the second quarter of 2017 we did not charter-in any Ultramax vessels.
Ultramax Operations depreciation increased to $9.3 million in the second quarter of 2018 from $7.4 million in the prior year period, reflecting the increase in our weighted average vessels owned to 37 from 28.

General and administrative expense for our Ultramax Operations was $1.1 million for the second quarter of 2018 and $0.8 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.
Kamsarmax Operations

	Three Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$20,887	$16,457	$4,430	27
Voyage expenses	36	145	(109)	(75)
TCE Revenue	$20,851	$16,312	$4,539	28
Operating expenses:
Vessel operating costs	8,055	8,755	(700)	(8)
Charterhire expense	121	1,675	(1,554)	(93)
Vessel depreciation	4,730	4,580	150	3
General and administrative expense	467	542	(75)	(14)
Total operating expenses	$13,373	$15,552	$(2,179)	(14)
Operating income	$7,478	$760	$6,718	884
Vessel revenue for our Kamsarmax Operations increased to $20.9 million in the second quarter of 2018 from $16.5 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $20.9 million for the second quarter of 2018 and was associated with a day-weighted average of 18 vessels owned, compared to $16.3 million for the prior year period, which was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in. TCE revenue per day was $12,823 and $9,273 for the second quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended June 30,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$20,851	$16,312	$4,539	28
TCE Revenue / Day	$12,823	$9,273	$3,550	38
Revenue Days	1,626	1,759	(133)	(8)
Kamsarmax Operations vessel operating costs were $8.1 million for the second quarter of 2018, including approximately $0.2 million of takeover costs and contingency expenses, related to 18 vessels owned, on average during the period. Vessel operating costs for the prior year period were $8.8 million and related to 19 vessels owned, on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the second quarters of 2018 and 2017 were $4,801 and $4,989, respectively. Sequentially, daily operating costs decreased from $5,172 in the first quarter of 2018, due in large part to the timing of spare and store purchases.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement with a third party and during the second quarter of 2018, our share of the loss on that vessel was $0.1 million. During the prior year period, a Kamsarmax vessel was time chartered-in at a cost of $1.7 million.

Kamsarmax Operations depreciation remained relatively flat at $4.7 million in the second quarter 2018 compared to $4.6 million in the prior year period. Our weighted average vessels owned were 18 and 19, in the second quarter of 2018 and 2017, respectively.
General and administrative expense for our Kamsarmax Operations was $0.5 million for both the second quarters of 2018 and 2017. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $5.8 million and $6.2 million in the second quarters of 2018 and 2017, respectively. The quarter over quarter decline is due to reductions in restricted stock amortization and legal fees.
Financial expenses, net increased to $11.2 million in the second quarter of 2018 from $8.7 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size.
Financial Results for the Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017
For the first half of 2018, the Company’s GAAP net loss was $5.0 million or $0.07 loss per diluted share. For the same period in 2017, the Company’s GAAP net loss was $48.0 million, or $0.67 loss per diluted share. EBITDA for the first half of 2018 and 2017 were $48.4 million and a loss of less than $0.1 million, respectively (see Non-GAAP Financial Measures). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, the Company’s adjusted net loss for the first half of 2017 was $29.8 million, or $0.41 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no such non-GAAP adjustments to the Company’s first half of 2018 net income. Adjusted EBITDA for the first half of 2017 was $17.7 million (see Non-GAAP Financial Measures below).
Total vessel revenues for the first half of 2018 were $114.9 million, an increase of $42.4 million from $72.5 million in the first half of 2017. Our TCE revenue (see Non-GAAP Financial Measures) for the first half of 2018 was $114.6 million, an increase of $42.4 million from the first half of 2017.
Total operating expenses for the first half of 2018 were $98.3 million compared to $103.4 million in the first half of 2017. The year over year decrease relates in part to the loss/write-off of vessels and assets held for sale of $17.7 million recorded in the first half of 2017, partially offset by increases in compensation as well as vessel operating costs and depreciation resulting from the increase in the size of our fleet.

Ultramax Operations

	Six Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$73,056	$41,045	$32,011	78
Voyage expenses	184	66	118	179
TCE Revenue	$72,872	$40,979	$31,893	78
Operating expenses:
Vessel operating costs	35,252	24,590	10,662	43
Charterhire expense	1,837	10	1,827	NA
Vessel depreciation	18,487	14,460	4,027	28
General and administrative expense	2,147	1,665	482	29
Total operating expenses	$57,723	$40,725	$16,998	42
Operating income	$15,149	$254	$14,895	NA
Vessel revenue for our Ultramax Operations increased to $73.1 million for the first half of 2018 from $41.0 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Ultramax Operations was $72.9 million for the first half of 2018 and was associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $41.0 million for the prior year period, which was associated with a day-weighted average of 28 vessels owned. TCE revenue per day was $10,666 and $8,297 for the six months ended June 30, 2018 and 2017, respectively.

Dollars in thousands	Six Months Ended June 30,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$72,872	$40,979	$31,893	78
TCE Revenue / Day	$10,666	$8,297	$2,369	29
Revenue Days	6,832	4,939	1,893	38
Our Ultramax Operations vessel operating costs were $35.3 million for the first half of 2018, including approximately $2.0 million of takeover costs and contingency expenses, and related to 37 vessels owned on average during the period. Vessel operating costs for the prior year period were $24.6 million and related to 28 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first half of 2018 and 2017 were $4,956 and $4,848, respectively. The increase is due to the timing of store purchases as we make bulk purchases in an effort to reduce the overall cost, as well as freight and forwarding expense.
Charterhire expense for our Ultramax Operations was approximately $1.8 million for the first half of 2018, and relates to the vessel we have time chartered-in at $10,125 per day. We did not charter-in any Ultramax vessels during the first half of 2017.
Ultramax Operations depreciation increased to $18.5 million in the first half of 2018 from $14.5 million in the prior year period reflecting the increase in our weighted average vessels owned to 37 from 28.

General and administrative expense for our Ultramax Operations was $2.1 million for the first half of 2018 and $1.7 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of our fleet.
Kamsarmax Operations

	Six Months Ended June 30,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$41,810	$31,425	$10,385	33
Voyage expenses	104	213	(109)	(51)
TCE Revenue	$41,706	$31,212	$10,494	34
Operating expenses:
Vessel operating costs	16,625	18,394	(1,769)	(10)
Charterhire expense	210	3,636	(3,426)	(94)
Vessel depreciation	9,408	9,139	269	3
General and administrative expense	973	1,078	(105)	(10)
Loss / write down on assets held for sale	—	17,702	(17,702)	(100)
Total operating expenses	$27,216	$49,949	$(22,733)	(46)
Operating income (loss)	$14,490	$(18,737)	$33,227	177
Vessel revenue for our Kamsarmax Operations increased to $41.8 million in the first half of 2018 from $31.4 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for our Kamsarmax Operations was $41.7 million for the first half of 2018 and was associated with a day-weighted average of 18 vessels owned, compared to $31.2 million for prior year period, which was associated with a day-weighted average of 19 vessels owned and one vessel time chartered-in. TCE revenue per day was $12,173 and $9,221 for the first half of 2018 and 2017, respectively.

Dollars in thousands	Six Months Ended June 30,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$41,706	$31,212	$10,494	34
TCE Revenue / Day	$12,173	$9,221	$2,952	32
Revenue Days	3,426	3,385	41	1
Kamsarmax Operations vessel operating costs were $16.6 million for the first half of 2018, including approximately $0.4 million of takeover costs and contingency expenses, and related to 18 vessels owned on average during the period. Vessel operating costs for the prior year period were $18.4 million, and related to 19 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the first half of 2018 and 2017 were $4,985 and $5,092, respectively.
While we do not time charter-in any Kamsarmax vessels, we have a profit and loss sharing agreement with a third party and during the first half of 2018, our share of the loss on that vessel was $0.2 million. During the prior year period, a Kamsarmax vessel was time chartered-in at a cost of $3.6 million.

Kamsarmax Operations depreciation remained relatively flat at $9.4 million in the first half of 2018 compared to $9.1 million in the prior year period. Our weighted average vessels owned was 18 and 19, in the first half of 2018 and 2017, respectively.
General and administrative expense for our Kamsarmax Operations was $1.0 million and $1.1 million for the first halves of 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first half of 2017, we recorded a write-down on assets held for sale of $17.7 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.
Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $13.1 million and $12.5 million in the first half of 2018 and 2017, respectively. The year over year increase is due to increases in compensation expense.
Financial expenses, net increased to $21.5 million in the first half of 2018 from $17.1 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenue:
Vessel revenue	$60,614	$37,742	$114,866	$72,470
Operating expenses:
Voyage expenses	92	162	288	279
Vessel operating costs	26,071	21,066	51,877	42,867
Charterhire expense	1,042	1,675	2,047	3,646
Vessel depreciation	14,027	12,017	27,895	23,599
General and administrative expenses	7,333	7,556	16,240	15,284
Loss / write down on assets held for sale	—	—	—	17,702
Total operating expenses	48,565	42,476	98,347	103,377
Operating income (loss)	12,049	(4,734)	16,519	(30,907)
Other income (expense):
Interest income	215	353	429	615
Foreign exchange income (loss)	45	(92)	(42)	(186)
Financial expense, net	(11,509)	(8,945)	(21,877)	(17,504)
Total other expense	(11,249)	(8,684)	(21,490)	(17,075)
Net income (loss)	$800	$(13,418)	$(4,971)	$(47,982)

Income (loss) per share:
Basic	$0.01	$(0.19)	$(0.07)	$(0.67)
Diluted	$0.01	$(0.19)	$(0.07)	$(0.67)

Basic weighted average number of common shares outstanding	72,494	71,804	72,598	71,770
Diluted weighted average number of common shares outstanding	74,718	71,804	72,598	71,770

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$54,776	$68,535
Accounts receivable	6,980	7,933
Prepaid expenses and other current assets	6,890	6,087
Total current assets	68,646	82,555
Non-current assets
Vessels, net	1,507,485	1,534,782
Vessels under construction	26,770	6,710
Deferred financing costs, net	2,554	3,068
Other assets	15,395	16,295
Total non-current assets	1,552,204	1,560,855
Total assets	$1,620,850	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$63,015	$46,993
Capital lease obligation	1,169	1,144
Accounts payable and accrued expenses	11,664	10,453
Total current liabilities	75,848	58,590
Non-current liabilities
Bank loans, net	550,092	576,967
Capital lease obligation	17,158	17,747
Senior Notes, net	72,987	72,726
Total non-current liabilities	640,237	667,440
Total liabilities	716,085	726,030
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.01 par value per share; authorized 212,500,000 shares; issued and outstanding 75,960,341 and 74,902,364 shares as of June 30, 2018 and December 31, 2017, respectively	785	762
Paid-in capital	1,746,822	1,745,844
Common stock held in treasury, at cost; 2,635,413 and 1,465,448 shares at June 30, 2018 and December 31, 2017, respectively	(19,649)	(11,004)
Accumulated deficit	(823,193)	(818,222)
Total shareholders’ equity	904,765	917,380
Total liabilities and shareholders’ equity	$1,620,850	$1,643,410

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Six Months Ended June 30,
	2018	2017
Operating activities
Net loss	$(4,971)	$(47,982)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	4,064	7,473
Vessel depreciation	27,895	23,599
Amortization of deferred financing costs	2,965	2,767
Write-off of deferred financing costs	—	470
Loss / write-down on assets held for sale	—	16,471
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	951	(1,038)
Increase (decrease) in prepaid expenses and other assets	97	(272)
Increase (decrease) in accounts payable and accrued expenses	1,212	(702)
Net cash provided by operating activities	32,213	786
Investing activities
Proceeds from sale of assets held for sale	—	44,340
Payments for vessels and vessels under construction	(20,658)	(23,428)
Net cash (used in) provided by investing activities	(20,658)	20,912
Financing activities
Proceeds from issuance of long-term debt	12,750	51,600
Repayments of long-term debt	(25,883)	(25,710)
Common stock repurchased	(8,645)	—
Dividend paid	(3,062)	—
Debt issue costs paid	(474)	—
Net cash (used in) provided by financing activities	(25,314)	25,890
(Decrease) increase in cash and cash equivalents	(13,759)	47,588
Cash at cash equivalents, beginning of period	68,535	101,734
Cash and cash equivalents, end of period	$54,776	$149,322

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$60,614	$37,742	$114,866	$72,470
Voyage expenses	(92)	(162)	(288)	(279)
Time charter equivalent revenue	$60,522	$37,580	$114,578	$72,191
Time charter equivalent revenue attributable to:
Kamsarmax	$20,851	$16,312	$41,706	$31,212
Ultramax	39,671	21,268	72,872	40,979
	$60,522	$37,580	$114,578	$72,191
Revenue days:
Kamsarmax	1,626	1,759	3,426	3,385
Ultramax	3,429	2,544	6,832	4,939
Combined	5,055	4,303	10,258	8,324
TCE per revenue day (1):
Kamsarmax	$12,823	$9,273	$12,173	$9,221
Ultramax	$11,569	$8,360	$10,666	$8,297
Combined	$11,973	$8,733	$11,170	$8,673

(1)
We define Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. See Non-GAAP Financial Measures.

Fleet List as of July 20, 2018

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax

SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx (1)	2018	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax
SBI Libra	2017	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax

Total Ultramax	2,307,800
Total Owned or Finance Leased Vessels DWT	3,869,800

(1)	For accounting purposes, a vessel is considered a vessel under construction until it reaches the first port of load.
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, July 23, 2018, at 10:00 AM Eastern Daylight Time / 4:00 PM Central European Summer Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 6755439.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/who7avvy

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 57 vessels consisting of 56 wholly-owned or finance leased dry bulk vessels (including 19 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands	2018	2017	2018	2017
Net income (loss)	$800	$(13,418)	$(4,971)	$(47,982)
Add Back:
Net interest expense	9,811	7,185	18,483	13,652
Depreciation and amortization (1)	17,449	17,034	34,924	34,309
EBITDA	$28,060	$10,801	$48,436	$(21)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted net loss (unaudited)

	Six Months Ended June 30,
In thousands, except per share data	2017
	Amount	Per share
Net loss	$(47,982)	$(0.67)
Adjustments:
Loss / write down on assets held for sale	17,702	0.25
Write down of deferred financing cost	470	0.01
Total adjustments	$18,172	$0.26
Adjusted net loss	$(29,810)	$(0.41)

Adjusted EBITDA (unaudited)

Six Months Ended June 30,
In thousands	2017
Net loss	$(47,982)
Impact of adjustments	18,172
Adjusted net loss	(29,810)
Add Back:
Net interest expense	13,652
Depreciation and amortization (1)	33,839
Adjusted EBITDA	$17,681
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)